WREN, INC.

P. O. Box 5505, PMB 42

Rancho Santa Fe, CA  92067

October 28, 2008

Ms. Kari Jin

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-7010

Re:

Wren, Inc.

Form 10-KSB for the Year Ended December 31, 2008

Filed on March 31, 2008

Forms 10-Q for the Quarter Ended March 31, 2008 and June 30, 2008

Filed on May 13, 2008 and August 14, 2008, respectively

File No.:  000-53218

Dear Ms. Jin:

Wren, Inc., (the “Company”), has received your comment letter dated October 9, 2008, (“comment letter”) pertaining to the above referenced period reports.  This letter contains the Company’s responses to the comment letter. To assist the staff of the Commission in completing its review of the Registration Statement Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.  Please note that we have filed our amended reports on EDGAR.

Item 8A(T). Controls and Procedures

(a)

Evaluation of Disclosure Controls and Procedures, page 9

1.

We note your statement that a “control system cannot provide absolute assurance, however, that the objectives of the controls systems are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.” Please confirm if true that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principle executive officer and principle financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

RESPONSE:

We have amended our report on Form 10-KSB for the fiscal year ended December 31, 2007 accordingly.

Forms 10-Q for the Quarterly Period Ended March 30, 2008 and June 30, 2008

Item 4T. Controls and Procedures

(a)

Evaluation of Disclosure Controls and Procedures

2.

We note that you did not include the information required by Item 307 of Regulation S-K in your March 31, 2008 and June 30, 2008 Forms 10-Q. Please amend your filings to include the necessary disclosures.

RESPONSE:

We have amended our Form 10-Q for the periods ending March 31, 2008 and June 30, 2008 accordingly.

Exhibit 31.1 and 31.2

3.

We note that you filed your Principal Executive Officer and Principal Financial Officer’s certifications under Item 601 (b)(31) of Regulation S-K. Please revise the certifications included in the Company’s March 31, 2008 and June 30, 2008 Forms 10-Q to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601 (b)(31) of Regulation S-K. Similarly, revisions should be made to the Company’s December 31, 2007 Form 10-KSB to include the introductory language of paragraph 4.

RESPONSE:

We have amended our certifications for our Form 10-KSB for the fiscal year ended December 31, 2007 and our Form 10-Q for the periods ended March 31, 2008 and June 30, 2008 accordingly.

The Company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WREN, INC.

/s/ Justin Pentelute

By:  Justin Pentelute

President

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